MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

April 20, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	ClearSign Combustion Corporation

Registration Statement on Form S-1

File No. 333-177946

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, MDB Capital Group, LLC, as underwriter of the proposed offering of 3,000,000 shares of Common Stock of ClearSign Combustion Corporation, distributed copies of the Preliminary Prospectus dated April 17, 2012 as follows:

(1)	557 copies to institutions;

(2)	25 copies to FINRA members; and

(3)	1,169 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated April 17, 2012 are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

MDB Capital Group, LLC

By: /s/ Gary Schuman
Gary Schuman
CFO & CCO

MDB Capital Group, LLC

401 Wilshire Boulevard, Suite 1020

Santa Monica, CA 90401

April 20, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	ClearSign Combustion Corporation

Registration Statement on Form S-1

File No. 333-177946

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of ClearSign Combustion Corporation (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:00 p.m. Eastern time on April 24, 2012, or as soon thereafter as practicable.

Very truly yours,

MDB Capital Group, LLC

By: /s/ Gary Schuman
Gary Schuman
CFO & CCO